EXHIBIT 99.1

Foremost Clean Energy Announces Strategic Engagement with Red Cloud Financial Services

VANCOUVER, British Columbia, Nov. 18, 2024 (GLOBE NEWSWIRE) -- Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost” or the “Company”), an emerging North American uranium and lithium exploration company, is pleased to announce today that it has entered into a strategic agreement (the “Agreement”) with Red Cloud Financial Services Inc. ("RCFS" or "Red Cloud"), an arms-length independent contractor, to provide promotional services, including advice on marketing, communications and social media activities. Under the engagement, Red Cloud will be paid a fee of $10,000 per month effective October 14, 2024, for a twelve-month term which automatically renews month-to-month thereafter unless either party provides written notice of termination to the other party thirty (30) days prior to the date of termination.

Pursuant to the Agreement, Red Cloud will review and advise on non-deal road shows, review, draft and advise on traditional marketing documents, make introductions to, meet and communicate with corporate analysts, institutional and professional investors and retail brokers, provide traditional media support and assist in the creation of content for Red Cloud's exclusive RCTV platform and dissemination of content via RCTV, and other services as required by the Company. There are no performance obligations contained in the Agreement and Red Cloud will not receive common shares, stock options or any form of equity in the Company as compensation. Red Cloud is an IIROC regulated dealer and a leading provider of financial services to the global mining sector, with headquarters in Toronto, Canada and can be reached at 1-844-621-1251, 1-647-792-7978 or info@redcloudfs.com.

Jason Barnard, President and CEO of Foremost, comments: “We will be able to introduce our Athabasca Uranium Projects to a new audience by utilizing Red Cloud, a reputable company specializing in the mining and uranium industry. Nuclear energy is crucial for long-term sustainable growth in clean energy given the need for global decarbonization. This strategic marketing program should increase awareness of Foremost and provide us opportunities to engage with key retail and institutional investors in Canada and the United States.”

Equity Compensation
Foremost also announces that it has granted a total of 175,009 stock options (“Options”) and 222,491 Restricted Share Units (“RSUs”), collectively, (the “Awards”), to certain directors, officers and consultants of the Company in accordance with the Foremost’s Stock Incentive Plan (the “Plan”), adopted by shareholders of the Company at its annual general and special meeting held on January 25, 2024. The Plan’s goal is to create an incentive compensation program that is aligned with the Company’s long-term objectives. The Options are exercisable at a price of $2.76 per share and valid for a term of 3 to 5 years. A portion of the Options and RSUs are subject to vesting provisions. All Awards are subject to a statutory hold period of four months and one day.

The engagement of Red Cloud is subject to approval by the Canadian Securities Exchange (“CSE”) and Nasdaq. The Awards were granted in accordance with the Plan and the policies of the CSE and Nasdaq.

About Foremost

Foremost Clean Energy (NASDAQ: FMST) (CSE: FAT) (WKN: A3DCC8) is an emerging North American uranium and lithium exploration company with an option to earn up to a 70% interest in 10 prospective uranium properties (with the exception of the Hatchet Lake, where Foremost is able to earn up to 51%) spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan. As the demand for carbon-free energy continues to accelerate, domestically mined uranium and lithium are poised for dynamic growth, playing an important role in the clean energy mix of the future. Foremost’s uranium projects are at different stages of exploration, from grassroots to those with significant historical exploration and drill-ready targets. The Company’s mission is to make significant discoveries, alongside and in collaboration with Denison (TSX:DML, NYSE American: DNN), through systematic and disciplined exploration programs.

Foremost also has a portfolio of lithium projects at varying stages of development, which are located across 55,000+ acres in Manitoba and Quebec. For further information please visit the company’s website at www.foremostcleanenergy.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostcleanenergy.com

Investor Relations
Lucas A. Zimmerman
Managing Director
MZ Group - MZ North America
(949) 259-4987
FMST@mzgroup.us
www.mzgroup.us

Follow Us Or Contact Us On Social Media:
X: @fmstcleanenergy
Linkedin: https://www.linkedin.com/company/foremostcleanenergy/
Facebook: https://www.facebook.com/ForemostCleanEnergy/

Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward looking statements. Such forward-looking statements and forward-looking information include, but are not limited to, statements concerning theactivities proposed to be undertaken by Red Cloud and the ability of the Plan to achieve its objectives, . These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, continuity of agreements with third parties and satisfaction of the conditions to the Transaction, risks and uncertainties associated with the environment, delays in obtaining governmental approvals, permits or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. and information. Please refer to the Company’s most recent filings under its profile at on SEDAR+ at www.sedarplus.ca and on Edgar at www.sec.gov for further information respecting the risks affecting the Company and its business.

The Canadian Securities Exchange has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof